Exhibit 99.2

MITCHELLS & BUTLERS plc

Directors’ Interests

As described in the Six Continents PLC Shareholder Circular relating to the separation of its retail and its hotels businesses and the Mitchells & Butlers plc Listing Particulars, both dated 17 February 2003, options granted over Six Continents shares under that company’s 1995 Executive Share Option Scheme were exchanged on 8 May 2003 for options over Mitchells & Butlers shares, providing options equivalent in value to the original Six Continents options.

As a result of this, the Directors’ notifiable option interests are as shown below.

Name	Ordinary shares under option	Option price (pence)	Option lapse date

Michael Bramley	37,300	291.71	04-Sep-06
	1,948	305.90	18-Feb-07
	4,732	364.46	02-Mar-08
	10,469	286.68	25-Feb-09
	58,842	286.68	25-Feb-09
	97,704	214.47	10-Feb-10
	101,044	259.73	01-Mar-11
	131,942	266.74	28-May-12

Tim Clarke	5,845	181.42	01-Mar-05
	181,212	291.71	04-Sep-06
	53,445	305.90	18-Feb-07
	50,383	364.46	02-Mar-08
	64,857	286.68	25-Feb-09
	244,400	214.47	10-Feb-10
	377,177	259.73	01-Mar-11

Tony Hughes	21,931	268.00	22-Feb-06
	34,795	305.90	18-Feb-07
	43,145	364.46	02-Mar-08
	34,516	286.68	25-Feb-09
	130,202	214.47	10-Feb-10
	13,987	214.47	10-Feb-10
	120,251	259.73	01-Mar-11
	154,489	266.74	28-May-12

Karim Naffah	2,783	181.42	01-Mar-05
	7,237	291.71	04-Sep-06
	83,508	305.90	18-Feb-07
	9,185	364.46	02-Mar-08
	23,382	286.68	25-Feb-09
	112,735	214.47	10-Feb-10
	158,665	259.73	01-Mar-11
	321,784	189.50	04-Oct-12

Name of contact and telephone number for queries	Victoria Penrice + 44 20 7355 6517

Name of authorised company official responsible for making this notification	Mike Bridge

Date of Notification	16 May 2003